Notice to Shareholders

Interest on Shareholders’ Equity

The Board of Directors of Embraer - Empresa Brasileira de Aeronáutica S.A. (the “Company”), approved the following at a meeting held today:

The distribution of Interest on Shareholders’ Equity on the Third Quarter of 2008 in the aggregate amount of R$ 92,947,538.25 in accordance with the following conditions:

a.
holders of common shares will be entitled to interest on shareholders’ equity in the amount of R$ 0.12844 per share, equal to R$ 0.51376 per American Depositary Shares (ADSs). The interest on shareholders’ equity is subject to the retention of 15% withholding tax or 25% if the beneficiary is a resident in a tax haven, except in the case of holders who are exempt from such tax;

b.
this interest on shareholders’ equity will be included in the calculation of the compulsory dividends to be distributed by the company for the current fiscal year; and the total amount shall include the dividends distributed by the Company for all the purposes of the Brazilian corporate legislation;

c.	Record date for common shares negotiated on São Paulo Stock Exchange (Bovespa) is September 22, 2008 and for the ADSs negotiated on New York Stock Exchange (NYSE) is September 25, 2008.

d.	The common shares will be negotiated on São Paulo Stock Exchange (Bovespa), and New York Stock Exchange (NYSE), ex-interest rights, from and including September 23, 2008.

e.	the payment of the interest on shareholders’ equity in Brazil will begin on October 15, 2008, and the holders of ADSs will be paid on October 22, 2008, both without any compensation;

São José dos Campos, September 12, 2008

/s/ Antonio Luiz Pizarro Manso
Antonio Luiz Pizarro Manso
Executive Vice-President & CFO